SEC Mail Processing Section

FEB 28 2017

Washington DC 416

17008641

SSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 69142

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tuxedo Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3600 Tuxedo Road, NW

(No. and Street)

Atlanta, GA 30305

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Curtis Weeks 678-679-8642

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman and Company, CPAs PC

(Name – *if individual, state last, first, middle name*)

316 Alexander St, Ste. 4, Marietta, GA 30060

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, C. Scott Akers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tuxedo Capital Partners, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AIMEE V. JOHNSON
NOTARY PUBLIC-GEORGIA
Gwinnett County
MY COMMISSION EXPIRES
APRIL 28, 2020

Signature

Principal and CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TUXEDO CAPITAL PARTNERS LLC
Financial Statements
For the Year Ended
December 31, 2016
With
Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Tuxedo Capital Partners LLC

We have audited the accompanying statement of financial condition of Tuxedo Capital Partners LLC as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Tuxedo Capital Partners LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tuxedo Capital Partners LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in schedules 1, 2 and 3 has been subjected to audit procedures performed in conjunction with the audit of Tuxedo Capital Partners LLC's financial statements. The supplemental information is the responsibility of Tuxedo Capital Partners LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 15, 2017

TUXEDO CAPITAL PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

		2016
Cash and cash equivalents	$	47,058
Prepaid expenses		458
Total assets	$	47,516

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accrued expenses	$	5,046
Total liabilities		5,046

MEMBERS' EQUITY

Members' equity		42,470
Total liabilities and members' equity	$	47,516

The accompanying notes are an integral part of these financial statements.

TUXEDO CAPITAL PARTNERS LLC
STATEMENT OF OPERATIONS
For The Year Ended December 31, 2016

	2016
REVENUES	
Fee Sharing	30,523
	30,523
GENERAL AND ADMINISTRATIVE EXPENSES	
Professional fees	15,137
Regulatory fees	1,773
Occupancy	4,200
Other operating expenses	2,346
	23,456
NET INCOME	$ 7,067

The accompanying notes are an integral part of these financial statements.

TUXEDO CAPITAL PARTNERS LLC
STATEMENT OF MEMBERS' EQUITY
For The Year Ended December 31, 2016

Balance December 31, 2015	$	14,103
Member's Contributions	$	21,300
Net Income	$	7,067
Balance December 31, 2016	$	42,470

The accompanying notes are an integral part of these financial statements.

TUXEDO CAPITAL PARTNERS LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2016

		2016
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	7,067
Adjustments to reconcile net income to net cash used by operations:		
(Increase) in deposits		(187)
Decrease in prepaid expenses		70
(Decrease) in payables and accrued expenses		(67)
NET CASH USED IN OPERATING ACTIVITIES		6,883
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member's Equity Contributions		21,300
NET CASH PROVIDED BY FINANCING ACTIVITIES		21,300
NET INCREASE IN CASH AND CASH EQUIVALENTS		28,183
CASH AND CASH EQUIVALENTS:		
Beginning of year		18,875
End of year	$	47,058

The accompanying notes are an integral part of these financial statements.

TUXEDO CAPITAL PARTNERS LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

NOTE – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Tuxedo Capital Partners LLC ("The Company") was organized as a Georgia Limited Liability Company in July 2013. The Company became an independent registered broker-dealer and a member of the Financial Industry Regulatory Authority effective March 2014. The Company's business is to act as an investment broker in private placement transactions and mergers and acquisitions.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its demand deposits in a high credit quality financial institution. Balances at times may exceed federally insured limits. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk.

Income Taxes: The Company has elected to be a Limited Liability Company that is taxed as a Schedule C on its Members' tax return under Internal Revenue Code regulations. Therefore, the income or losses of the Company flow through to and are taxable to its owners and no liability for income taxes is reflected in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

TUXEDO CAPITAL PARTNERS LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable: Accounts receivable consists of trade receivables for investment banking and advisory services. The Company regularly reviews its accounts receivable for any bad debts. The review for bad debts is based on an analysis of the Company's collection experience, customer worthiness, and current economic trends. There are no accounts receivable at December 31, 2016.

Date of Management's Review: Subsequent events were evaluated through February 15, 2017 which is the date the financial statements were issued. The Company did not identify any material subsequent events requiring adjustments to or disclosure in its financial statements.

Related Party Transactions: The Company shares expenses with the sole owner for limited administrative expenses that are defined, along with the expense allocation methodology to be used, in an expense sharing agreement. Shared expenses recorded on the Company's statement of operations, comprised of rent, utilities, and telecommunications, was $5,400 for the year ended December 31, 2016. The terms are monthly until cancelled by either party.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $42,012 which was $37,012 in excess of its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was 0.12 to 1.0.

NOTE 3 – CONCENTRATIONS

Company revenues were earned from two customers.

NOTE 4 – REVENUE RECOGNITION

Revenue is recognized as it is earned. This is defined as when services have been rendered, the fees are determinable and collection is reasonably ASSURED. The company is evaluating new revenue recognition standards for brokers and will implement as required.

NOTE 5 – BASIS OF ACCOUNTING

The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenues and gains are recognized when earned, while expenses and losses are recognized when incurred.

TUXEDO CAPITAL PARTNERS LLC

Supplementary Information
Pursuant to rule 17(a)-5 of the
Securities Exchange Act of 1934

December 31, 2016

The accompanying schedule is prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.

TUXEDO CAPITAL PARTNERS LLC

SCHEDULE I
TUXEDO CAPITAL PARTNERS LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934 AS OF DECEMBER 31, 2016

NET CAPITAL:

Total members' equity qualified for net capital	$ 42,470
Deduction for non-allowable assets:	
Other deposits	(458)
Total non-allowable assets	(458)
Net capital before haircuts	42,012
Less haircuts:	
Total haircuts	- 0 -
Net capital	42,012
Less required capital	(5,000)
Excess net capital	$ 37,012
Aggregate indebtedness-liabilities	$ 5,046
Ratio of aggregate indebtedness to net capital	.12 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2016.

There is no significant difference between net capital as reported in Part II of the Amended Form X-17A-5, and net capital as reported above.

TUXEDO CAPITAL PARTNERS LLC
DECEMBER 31, 2016

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule and does not hold customers' monies or securities.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15C3-3 OF DECEMBER 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule and does not hold customers' monies or securities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Tuxedo Capital Partners LLC

We have reviewed management's statements, included in Tuxedo Capital Partners LLC's Annual Exemption Report, in which (1) Tuxedo Capital Partners LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Tuxedo Capital Partners LLC claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(i) (the "exemption provisions") and (2) Tuxedo Capital Partners LLC stated that Tuxedo Capital Partners LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Tuxedo Capital Partners LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Tuxedo Capital Partners LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, GA
February 15, 2017

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

Tuxedo Capital Partners, LLC
EXEMPTION REPORT
YEAR ENDED DECEMBER 31, 2016

Tuxedo Capital Partners, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5. "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R §15c3-3 under the following provisions of 17 C.F.R §240.15c3-3: (k)(2)(i)

and

2. The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3 (k)(2)(i) throughout the most recent fiscal year ended December 31, 2016 without exception.

I affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: C. Scott Akers Jr. – C. Scott Akers, Jr.
Title: Principal + CEO
Date: 2/20/17